UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-36222

Autohome Inc.

18th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Autohome Inc. Announces RMB400 Million Investment in Private Equity Fund Managed by Ping An Capital

On January 4, 2022, Autohome Inc. (the “Company”), through its subsidiary, entered into a limited partner interest subscription agreement, a limited partnership agreement and certain other auxiliary documents with Ping An Capital Co., Ltd. (the “Fund Manager”), pursuant to which the Company agrees to subscribe for RMB400 million worth of limited partner interests in an equity investment fund managed by the Fund Manager. The subject subscription has been approved by the board of directors and the audit committee of the Company.

The Company’s subscription fees will be paid pursuant to the schedule as set forth in the payment notices to be issued by the Fund Manager. The fund has a six-year term which may be extended by the Fund Manager, provided that such extension, if occurs, shall not exceed two years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autohome Inc.

By	:	/s/ Quan Long
Name	:	Quan Long
Title	:	Chairman of the Board and Chief Executive Officer

Date: January 4, 2022